Schedule A

CONTROL PERSONS OF MB MINERALS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of MB Minerals are set forth below.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Sabalo Midland Basin, Inc. 800 North Shoreline Blvd., Suite 900 North Corpus Christi, Texas 78407	General Partner of MB Minerals, L.P.	n/a	n/a
EnCap Energy Capital Fund IX, L.P. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Sole Stockholder of Sabalo Midland Basin, Inc.	n/a	n/a
EnCap Equity Fund IX GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a
EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Equity Fund IX GP, LP.	n/a	n/a
EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Investments LP.	n/a	n/a
EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a
EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a
EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Partners, LP	n/a	n/a

Schedule B

CONTROL PERSONS OF SABALO MIDLAND BASIN

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of Sabalo Midland Basin are set forth below. All members of the Board of Directors of Sabalo Midland Basin listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Ryan P. Devlin 9651 Katy Freeway, Suite 600 Houston, TX 77024	Director	Managing Director of EnCap GP	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024
Douglas E. Swanson, Jr. 9651 Katy Freeway, Suite 600 Houston, TX 77024	Director	Managing Partner of EnCap GP	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024
Brad Thielmann 9651 Katy Freeway, Suite 600 Houston, TX 77024	Director	Managing Partner of EnCap GP	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024
Gary R. Petersen 9651 Katy Freeway, Suite 600 Houston, TX 77024	Director	Managing Partner of EnCap GP	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024
Barry K. Clark 800 North Shoreline Blvd., Suite 900 North Corpus Christi, Texas 78407	Director	President	Sabalo Energy, LLC 800 North Shoreline Blvd., Suite 900 North Corpus Christi, Texas 78407
EnCap Energy Capital Fund IX, L.P. 9651 Katy Freeway, Suite 600 Houston, Texas 77024	Sole Stockholder of Sabalo Midland Basin, Inc.	n/a	n/a
EnCap Equity Fund IX GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a
EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Equity Fund IX GP, LP.	n/a	n/a
EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Investments LP.	n/a	n/a
EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a
EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a
EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Partners, LP	n/a	n/a

Schedule C

CONTROL PERSONS OF ENCAP LEGACY FUND VIII AND ENCAP FUND IX

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Legacy Fund VIII and EnCap Fund IX are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund VIII GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Legacy Fund VIII, L.P.	n/a	n/a
EnCap Equity Fund IX GP, L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a
EnCap Investments L.P. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Equity Fund VIII GP, LP. and EnCap Equity Fund IX GP, LP.	n/a	n/a
EnCap Investments GP, L.L.C. 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Investments LP.	n/a	n/a
EnCap Investments Holdings, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a
EnCap Partners, LP 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a
EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. ("**EnCap**") entered into a settlement with the United States Securities and Exchange Commission (the "**SEC**") under which EnCap consented to the entry of an order (the "**Order**") that finds that EnCap violated Section 206(4) under the Investment Advisers Act of 1940 (the "**Advisers Act**") and Rule 206(4)-5 thereunder. Solely for the purpose of settling these proceedings, EnCap admitted to the SEC's jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured, and to pay a civil monetary penalty in the amount of $500,000 to the SEC.

Schedule D

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners GP are set forth below. All members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 9651 Katy Freeway, Suite 600 Houston, TX 77024	Founder	Founder	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024
Gary R. Petersen 9651 Katy Freeway, Suite 600 Houston, TX 77024	Founder	Founder	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024
D. Martin Phillips 9651 Katy Freeway, Suite 600 Houston, TX 77024	Founder	Founder	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024
Robert L. Zorich 9651 Katy Freeway, Suite 600 Houston, TX 77024	Founder	Founder	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024
Jason M. DeLorenzo 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024
Douglas E. Swanson, Jr. 9651 Katy Freeway, Suite 600 Houston, TX 77024	Managing Partner	Managing Partner	EnCap Partners GP, LLC 9651 Katy Freeway, Suite 600 Houston, TX 77024